AEGIS CAPITAL CORP.

810 Seventh Avenue, 18th Floor

New York, New York 10019

February 8, 2013

VIA EDGAR AND TELECOPY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Erin R. Wilson

Re:	Cancer Genetics, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-178836)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp., as representative of the several underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:30 p.m., Washington D.C. time, on February 12, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ Kevin C. McKenna
Name: Kevin C. McKenna
Title: Chief Compliance Officer